SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AGREEMENT AND JUSTIFICATION OF MERGER OF TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. INTO TELE CELULAR SUL PARTICIPAÇÕES S.A.

By this private instrument, the Parties hereunder:

TELE CELULAR SUL PARTICIPAÇÕES S.A., a corporation with head office at Rua Comendador Araújo n° 299, 3° andar, Curitiba, Paraná, registered with CNPJ/MF Corporate Taxpayer Roll under n° 02.332.397/0001-44, represented herein pursuant to its by-laws (hereinafter referred to simply as “TSU” or “Merging Company”);

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A., a corporation with head office at Av. Ayrton Senna da Silva n° 1.633, Jaboatão dos Guararapes, Pernambuco, registered with CNPJ/MF Corporate Taxpayer Roll under n° 02.558.158/0001-18, represented herein pursuant to its by-laws (hereinafter referred to simply as “TND” or “Merged Company”, which will also be referred to, individually, as Party and, collectively, as Parties);

Whereas, the Parties’ directors concluded that the merging of TND into the Merging Company would be advisable so as to optimize and integrate those companies’ administrative structures, thus reducing administrative and operating costs, and enabling the concentration of the liquidity ratio of the shares issued by the Parties;

Whereas, the Parties’ directors approved (1) the timely submittal of the captioned merger to the appreciation of their shareholders and (2) the execution of this agreement of merger;

The Parties have decided to execute, under the best legal terms, this Agreement and Justification of Merger (the “Agreement”), which has the purpose of setting forth, pursuant to articles 224 and 225 of Law n° 6404/76, the basic conditions for the merger of the Merged Company into the Merging Company, which shall be submitted in due course to the deliberation of the Parties’ shareholders:

AGREEMENT

Section One - EQUITIES.

1.1 The equity of the Merged Company that will be transferred to the Merging Company shall consist of the assets and liabilities appraised by a specialized company, pursuant to section two hereunder and reflected on the financial statements to be subsequently prepared on June 30, 2004 (reference date for the merger), which will be audited and attached to the net book value appraisal report, to be prepared based on the aforementioned financial statements, of June 30, 2004. Said report will be filed in TSU’s headquarters.

Section Two - APPRAISALS.

2.1 Appraisal based on Economic Value. The Merged Company and the Merging Company were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16° andar, Centro, São Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under n° 33.066.408/0001-15, especially hired therefor, which produced the reports to be filed in TSU’s headquarters, under which the Merged Company and the Merging Company were appraised, as on March 31, 2004, based on their economic value, through the discounted cash flow method, at current values. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, perfected on April 8, 2004, regarding the exercise of the right to withdraw by the minority shareholders of Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their incorporation by Telpe Celular S.A. That appraisal resulted in a range of values of the shareholders’ capital (“equity value”), employing a variation of the discount rate and a variation of the cash flow growth rates on a permanent basis. The aforementioned value interval is listed in the following table:

COMPANY	MEAN POINT OF THE VALUE RANGE IN ECONOMIC VALUE AS ON 03/31/04 (in thousands of R$)	NUMBER OF SHARES (COMMON AND PREFERRED) (in millions)	ECONOMIC VALUE PER SHARE AS ON 03/31/04 (in R$)
TND	2.456.095,38	359.268	6,8364
TSU	2.631.349,04	356.478	7,3815

2.2 Appraisal based on Book Value. The appraisal based on the companies’ book values will be prepared by ACAL Consultoria e Auditoria S.S., a company with head office at Av. Rio Branco, 181, 18° andar – Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under n° 28.005.734/0001-81, especially hired therefor, which will produce the reports to be filed in TSU’s headquarters, under which the Merged Company and the Merging Company will be appraised, on the same reference date (June 30, 2004), based on their book value, with the examination of the financial statements of the Merged Company and the Merging Company. Upon the completion of the appraisal anticipated in this Section, the following table shall be filled in:

COMPANY	NET BOOK VALUE AS ON 06/30/04 (in thousands of R$)	NUMBER OF SHARES (COMMON AND PREFERRED) (in thousands)	NET BOOK VALUE PER SHARE AS ON 06/30/04 (in R$)
TND	xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx
TSU	xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx

2.3 Appraisal based on Equity at Market Values.The appraisal based on the companies’ equities at market values will be prepared by ACAL Consultoria e Auditoria S.S., especially hired therefor, which will produce the reports, to be filed in TSU’s headquarters, under which the Merged Company and the Merging Company will be appraised, on the same reference date (June 30, 2004), according to their equity value considering market prices. Upon the completion of the appraisal anticipated in this Section, the following table will be filled in:

COMPANY	NET EQUITY AT MARKET VALUES AS ON 06/30/04 (in thousands of R$)	NUMBER OF SHARES (COMMON AND PREFERRED) (in thousands)	NET EQUITY AT MARKET VALUES PER SHARE AS ON 06/30/04 (in R$)
TND	xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx
TSU	xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx

Section Three – EXCHANGE RATIOS.

3.1 Based on the aforementioned appraisal report the management of TSU and TND agreed upon the exchange ratio set forth in column 4 of Section 3.3 which falls within the value interval established in the appraisal performed by Banco ABN-AMRO Real S.A., which was considering the discounted cash flow of the Merged Company and the Merging Company, as of March 31, 2004. The Parties understand that the most equitable exchange ratios are reached based on the economic value.

3.2 The shareholders and ADS (American Depositary Shares) holders of the Merged Company will receive the following numbers of shares and ADSs, respectively:

SHAREHOLDER / ADS HOLDER OF MERGED COMPANY (TND)	TYPE AND NUMBER OF TSU-ISSUED SHARES / ADSs TO BE RECEIVED (PER INDIVIDUAL TND SHARE / ADS)
COMMON SHAREHOLDERS OF TND	0.9261 COMMON SHARES
PREFERRED SHAREHOLDERS OF TND	0.9261 PREFERRED SHARES
ADS HOLDERS OF TND	1.8522 ADSs

3.3 Exchange ratio and Calculation of Exchange ratio based on Net Equity at Market Values, of the Merged Company and the Merging Company, for the purposes of Comparison set forth in art. 264 of Law n° 6404/76, and of the Reimbursement Value based on the Net Book Value. Since the transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law n° 6404/76, the company ACAL Consultoria e Auditoria S.S. will ascertain the following net equity values at market prices of the Merged Company and the Merging Company as on June 30, 2004, thereafter fully completing the following table:

Company (1)	Equity at Market Values per Share (in R$) (2)	Exchange ratio per share of the Merged Company (TND) at book values considering market prices – Art. 264 – Law no. 6404/76) (3)	Exchange ratio proposed by TSU to the Shareholders of Merged Company (TND) based on economic value (per individual share) (4)	Reimbursement Value per Share computed based on Net Book Value of Merged Company (TND) (in R$) (5)
TND	Xxxxxxxxxxxxx	Xxxxxxxxxxxxx	0.9261	Xxxxxxxxxxxxx
TSU	Xxxxxxxxxxxxx	Xxxxxxxxxxxxx	0.9261	Xxxxxxxxxxxxx

Pursuant to the provisions in §3 of art. 264 of Law n° 6404/76, if the exchange ratio set forth in column “3” above is more advantageous than the exchange ratio set forth in column “4” above, the common shareholders of TND that dissent to the merger will have the option of exercising their right to withdraw, based on the equity at market values (column “2” above) or based on the net book value (column “5” above) appraised as of June 30, 2004, based on the balance sheet to be approved by the general shareholders meeting.

If, however, the exchange ratio set forth in column “3” above is less advantageous than the exchange ratio set forth in column “4” above, the common shareholders of TND that dissent to the merger will not have the option of exercising their right to withdraw based on the equity at market values, exercising their right to withdraw based exclusively on the net book value (column “5” above) appraised as of June 30, 2004.

3.4 As provided in paragraphs “a” and “b” of item II in art. 137 of Law n° 6404/76, further detailed in Section 6.2 hereunder, the preferred shareholders of TND will not have the right to withdraw.

Section Four – CHANGES IN EQUITY.

4.1 Any changes in equity after the reference date of the Balance Sheets of the Merged Company (June 30, 2004) shall be accounted for by the Merged Company, provided that after the execution of the merger the Merging Company shall absorb any such changes in equity into its accounting books.

Section Five – CAPITAL STOCK, OTHER NET EQUITY ACCOUNTS AND INTERESTS.

5.1 The assets of the Merged Company will revert to the equity of the Merging Company. Any balances in the credit and debit accounts of the Merged Company will be transferred to the accounting books of the Merging Company, line by line, with any necessary adjustments. The merged company will be lawfully extinguished.

5.2 As a result of the captioned merger, the capital stock of the Merging Company will be increased as indicated in the book value appraisal report produced by ACAL Consultoria e Auditoria S.S. (Section 2.2 of this Agreement). This increase will be represented by a certain number of common and preferred shares issued by the Merging Company, replacing the shares of the Merged Company which will be cancelled, insofar as a number of said issued shares will be assigned to their respective holders, pursuant to the table in Section 3.2 above.

5.3 All other net equity accounts of the Merged Company will revert to the net book equity of the Merging Company, in the respective book accounts of the same kind registered in the books of the Merging Company, or in new accounts to be created as of the merger.

5.4 The credits to which the Merged Company is entitled as a result of the capitalization of the special premium reserves in TIM Nordeste Telecomunicações S.A. shall be transferred to the Merging Company in view of the lawful principle of succession resulting from the present merger.

5.5 In regard to the shareholders of the Merged Company that do not hold the minimum number of shares required to receive at least one share of the Merging Company, they will have a period of 30 (thirty) days, counting from the publication of the minutes of the Special Shareholders’ Meeting of the Merging Company that approves the transaction, to choose one of the following options: (i) to receive, in Brazilian currency, the value of the share fractions to which they are entitled, pursuant to the value used as a basis for the definition of the exchange ratio, provided those funds will be made available to those shareholders at any branch of Banco ABN AMRO Real S.A., the custodian of the shares of the Merged Company and the Merging Company, or (ii) to accept from the controlling shareholder of the Merging Company a share issued by the Merging Company of the same kind held in the Merged Company, provided this option is made within 30 (thirty) days as of the publication of the minutes of the Special Shareholders’ Meeting of the Merging Company that approves the transaction. In regard to all other shareholders of the Merged Company, the share fractions will be grouped and sold at the São Paulo Stock Exchange (“Bovespa”), at market prices, and the net amount raised will be paid proportionately to the holdings of said shareholders within 60 (sixty) days, counting from the publication of the minutes of the Special Shareholders’ Meeting of the Merging Company that approves the transaction.

5.6 Once the value of the capital stock increase of the Merging Company has been determined, the Company’s ownership will be established by common and preferred shares, with the completion of the following tables:

CURRENT VALUE OF THE PAID UP CAPITAL STOCK	R$ 456,265,808.31
VALUE OF THE INCREASE IN THE CAPITAL STOCK WITH THE MERGER	R$XXXXXXXXXXXXXXXXXXXXX
VALUE OF THE NEW PAID UP CAPITAL STOCK	R$XXXXXXXXXXXXXXXXXXXXX

TSU Share Type	Number	Percentage of Total Capital
Common	Xxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxx%
Preferred	Xxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxx%

5.7 The shares of TSU shall not be modified in any way, as a result of the merger, with regards to any equity and political rights they convey. The rights of the preferred shares of TSU are the same as those of the preferred shares of TND. Similarly, the common shares of TSU have the same rights as the common shares of TND.

Section Six – RIGHT TO WITHDRAW

6.1 The merger will grant the common shareholders of the Merged Company that dissent to the merger the right to withdraw, provided they prove to be the titleholders of common shares issued by Merged Company as on the publication date of the Notice of Material Fact, pursuant to the provisions in paragraph 1 in art. 137 of Law n° 6404/76. As per the option granted under paragraph 1 of article 45 c/c paragraphs 3 and 4 of art. 264 of Law n° 6404/76, the dissident shareholders of TND will be entitled to receive the reimbursement amounts per share set forth in column “5” of Section 3.3 above. Those values will be computed based on the net book value of the shares as on June 30, 2004. However, if the exchange ratio set forth in column “3”of Section 3.3 above is more advantageous than the exchange ratio set forth in column “4” of Section 3.3 above, the common shareholders of TND that dissent to the merger may choose to exercise their right to withdraw, based on the equity at market values (column “2” of Section 3.3), or based on the net book value (column “5” of Section 3.3).

6.2 Since the preferred shares issued by TND: (a) constitute the portfolio used in the calculation of the Bovespa index (liquidity ratio) and (b) over 50% (fifty percent) of the preferred shares of TND are outstanding, that is to say, are not held by the controlling shareholder of TND or persons related thereto (dispersement), the preferred shareholders of TND will not have the right to withdraw, pursuant to the provisions in letters “a” and “b” of item II of art. 137 of Law n° 6404/76.

6.3 The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the publication date of the minutes of the Special Shareholders’ Meeting of the Merging Company that approves the merger contemplated in this Agreement. The intent to exercise the right to withdraw must be expressed under a form, which shall be filed with any branch of Banco ABN AMRO Real S.A.

Section Seven – RECONSIDERATION/CANCELLATION OF TRANSACTION

7.1 As provided for in paragraph three of Art. 137 of Law 6404/76, if the total value of the reimbursement payments compromises the financial stability of the Merging Company, its administration may call a new Special Shareholders’ Meeting of the Merging Company, within 10 (ten) days after the expiration of the term to exercise the right to withdraw, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this agreement.

Section Eight – AMENDMENTS TO THE BY-LAWS OF THE MERGED COMPANY.

8.1 The Special Shareholders’ Meeting of the Merging Company that will decide on the merger shall also deliberate on the amendment of art. 1 of the By-laws, to change the trade name of the Merging Company.

8.2 As a result of the merger, the Special Shareholders’ Meeting of the Merging Company shall deliberate on the amendment of Art. 5 and Art. 6 of the Merging Company’s By-laws, in order to reflect the new value and composition of the capital stock as well as the new limit of the Company’s authorized capital stock.

8.3 The head office of the Merged Company, located at Av. Ayrton Senna da Silva n° 1.633, Jaboatão dos Guararapes, in the State of Pernambuco, will become a branch of the Merging Company. Likewise, the branches of TND will become branches of TSU.

Section Nine – DIVIDENDS

9.1 Profit Sharing as of the Fiscal Year of 2004. The shares issued by the Merging Company as a result of the merger, jointly with the preexisting shares issued by the Merging Company, shall be entitled to all the dividends referring to the profits accumulated as of January 1, 2004, except as regarding the dividends to be paid from the ”special dividends reserve”to which only the shareholders of TND on April, 5 2002 will be entitled to.

Section Ten – NONEXISTENCE OF OMITTED CONTINGENCIES

10.1 The administration of the Merging Company is not aware of any liability or material contingency unaccounted for by the Merged Company that is capable of having an adverse impact on the equity or on the businesses of the Merging Company after the perfection of the merger and the resulting assumption of those liabilities by the Merging Company.

Section Eleven – CONDITIONS TO THE EFFECTIVENESS OF THE MERGER

11.1 This transaction shall be communicated to Brazil’s National Telecommunications Agency – ANATEL, for regulatory purposes.

11.2 TSU shall register this transaction with the securities regulatory authority of the United States, the Securities and Exchange Commission (“SEC”), under a F-4 form, and the merger set forth in this Agreement may only be executed 20 (twenty) business days after the F-4 form is declared effective by the SEC.

11.3 As provided in Section Thirteen hereunder, TSU shall prepare a book value appraisal and an equity appraisal at market prices, based on the financial statements of the Merged Company and the Merging Company, of June 30, 2004, to be prepared by ACAL Consultoria e Auditoria S.S. After those reports have been received, the Parties shall stipulate: (a) the value of the capital increase of TSU (Merging Company) as a result of the merger, (b) the final number of shares representing said capital increase, and (c) the reimbursement value(s) to the common shareholders of TND.

11.4 After the appraisals referenced in Section 11.3 above, the Boards of Directors of the Merged Company and the Merging Company will be called to review the final draft of this Agreement of Merger, as well as the wording of the notice of material fact, containing all the details of the merger, as determined by CVM Instruction n° 319/99.

11.5 The effectiveness of the final draft of this Agreement of Merger will be subject to the approval of the shareholders of the Merged Company and the Merging Company in Special Shareholders’ Meetings.

11.6 The Merging Company will undertake active and passive responsibility for the Merged Company’s equity, which will revert to it under this Agreement of Merger.

JUSTIFICATION

Section Twelve – MOTIVATION FOR THE TRANSACTION.

12.1 The corporate restructuring of the Parties by means of the captioned merger resulted from their directors’ intention to operatively integrate the two companies, to enable the reduction of the administrative costs required to maintain the two distinct legal structures, and to concentrate the liquidity ratio of the TND and TSU shares, as well as the optimization of the access to capital by means of financial statements indicating the consolidation of both companies, thereby, making them even more transparent to the capital and financial markets.

Section Thirteen – AMENDMENTS TO THIS AGREEMENT AND EXECUTION OF THE FINAL DRAFT.

13.1 Once the appraisal reports by ACAL Consultoria e Auditoria S.S. have been completed, based on the net book value and the equity at market price, both supported by the financial statements to be prepared and audited as on the reference date of June 30, 2004, the Administrations of the Merged Company and the Merging Company will arrange for the execution of a final draft of this Agreement of Merger. Among other additions, the final draft of this Agreement of Merger will include the tables set forth in sections 2.2, 2.3, 3.2, 3.3 and 5.6, duly completed.

13.2 The exchange ratio foreseen in Section 3 herein can be altered by the Parties should any material event occur which has a relevant impact on the economic, financial and/or operational conditions of either Party.

13.3 Any amendment to this Agreement and Justification of Merger shall only be valid if formalized in writing, and signed by the legal representatives of the Merged Company and the Merging Company.

And, being so agreed and contracted, the Parties sign this Agreement and Justification of Merger in 8 (eight) counterparts of equal content and form, and to one and the same effect, in the presence of the undersigned witnesses.

São Paulo, May 31, 2004

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

By:________________	By:_________________

Name:________________	Name:________________

Title:________________	Title:_________________

TELE CELULAR SUL PARTICIPAÇÕES S.A.

By:________________	By:_________________

Name:________________	Name:________________

Title:________________	Title:_________________

Witnesses:

1.__________________	2.__________________

Name:__________________	Name:__________________

Id.:_____________________	Id.:_____________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 31, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer